Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR NINE MONTHS ENDED SEPTEMBER 30, 2023

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

November 14, 2023

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of the Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at	Notes	September 30, 2023	December 31, 2022

Assets
Cash		$2,183,463	$2,392,871
Amounts receivable	4	137,310	227,804
Prepaid expenses		573,229	825,563
Total Current Assets		2,894,002	3,446,238

Intangible assets	5	45,433,153	45,139,683
Property and equipment	6	1,226,510	1,317,287
Total Assets		$49,553,665	$49,903,208

Liabilities and Shareholders’ Equity
Liabilities
Trade payables and accrued liabilities	7	$229,865	$191,455
Deferred revenue	12	17,858	219,068
Long term loan – current portion	9	44,635	47,740
Total Current Liabilities		292,358	458,263

Long term loan	9	48,193	88,231
Liabilities for employee benefits	10	81,402	86,015
Total Liabilities		$421,953	$632,509

Shareholders’ equity
Share capital	11	$57,950,708	$54,806,522
Share purchase warrants reserve		639,879	639,879
Shares to be issued		30,799	41,875
Share-based payment reserve		665,910	570,446
Translation differences reserve		(27,014)	15,746
Capital reserve for re-measurement of defined benefit plan	10	16,020	13,279
Deficit		(10,144,590)	(6,817,048)
Total equity		$49,131,712	$49,270,699
Total Liabilities and Shareholders’ Equity		$49,553,665	$49,903,208

Nature of operations and going concern (Note 1)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on November 14, 2023 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
For the	Notes	2023	2022	2023	2022

Revenue	14	$202,058	$227,954	$873,740	$890,886
Cost of revenue	7,15	(129,973)	(101,088)	(418,473)	(371,252)
Gross profit		72,085	126,866	455,267	519,634

Consulting and marketing		122	1,842	1,791	8,030
Depreciation	5, 6, 7	3,086	8,799	9,220	26,637
General and admin expenses		369,697	206,386	940,445	630,269
Share-based compensation	13	77,148	21,389	95,464	146,581
Professional fees		1,037,833	580,175	2,514,024	909,330
		1,487,886	818,591	3,560,944	1,720,847

Loss before other loss		$(1,415,801)	$(691,725)	$(3,105,677)	$(1,201,213)

Other income (loss):
Foreign exchange gain (loss)		31,454	373,163	(124,560)	257,833
Finance expenses, net		(3,154)	(2,735)	(15,415)	(9,498)
		28,300	370,428	(139,975)	248,335

Loss before tax		$(1,387,501)	$(321,297)	$(3,245,652)	$(952,878)
Tax expense		(52,284)	(4,496)	(81,890)	(11,584)
Loss for the period		$(1,439,785)	$(325,793)	$(3,327,542)	$(964,462)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Remeasurement of a defined benefit plan, net		885	1,537	2,741	4,653
Exchange differences on translation of foreign operations		$(5,668)	$13,838	$(42,760)	$(11,022)
Other comprehensive income (loss) for the period		$(4,783)	$15,375	$(40,019)	$(6,369)

Total comprehensive loss		$(1,444,568)	$(310,418)	$(3,367,561)	$(970,831)
Loss per share – basic and diluted		$(0.04)	$(0.01)	$(0.09)	$(0.03)
Weighted average shares outstanding – basic and diluted		39,285,352	30,380,431	38,364,061	29,839,934

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Retained earnings (Deficiency)	Total
		$	$	$	$	$	$	$	$

Balance, January 1, 2022	29,479,100	10,843,471	81,967	639,879	27,455	550,517	9,444	(5,152,364)	7,000,369
Shares issued for acquisition of Zigi Carmel Initiatives and Investments Ltd. (“ZC”)(note 3)	7,920,000	37,501,200	-	-	-	-	-	-	37,501,200
Proceeds for shares issued from exercise of stock options	290,000	237,800	-	-	-	-	-	-	237,800
Shares issued for services	6,727	41,876	-	-	-	-	-	-	41,876
shares to be issued for services	-	-	41,875	-	-	-	-	-	41,875
Proceeds for shares issued	40,983	122,950	(81,967)						40,983
Share-based payments	-	-	-	-	-	146,581	-	-	146,581
Loss for the period	-	-	-	-	-	-	-	(964,462)	(964,462)
Other comprehensive loss for the period	-	-	-	-	(11,022)	-	4,653	-	(6,369)
Balance at September 30, 2022	37,736,810	48,747,297	41,875	639,879	16,433	697,098	14,097	(6,116,826)	44,039,853

Balance at January 1, 2023	37,855,932	54,806,522	41,875	639,879	15,746	570,446	13,279	(6,817,048)	49,270,699
Shares issued, net	1,733,334	3,018,565	-	-	-	-	-	-	3,018,565
Loss for the period	-	-	-	-	-	-	-	(3,327,542)	(3,327,542)
Shares issued for services	24,415	125,621	(41,875)	-	-	-	-	-	83,746
Share-based payments	-	-	-	-	-	95,464	-	-	95,464
Shares to be issued for services	-	-	30,799	-	-	-	-	-	30,799
Other comprehensive loss for the period	-	-	-	-	(42,760)	-	2,741	-	(40,019)
Balance at September 30, 2023	39,643,681	57,950,708	30,799	639,879	(27,014)	665,910	16,020	(10,144,590)	49,131,712

The accompanying notes are an integral part of these condensed consolidated financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

As at	September 30, 2023	September 30, 2022

Operating activities:
Loss for the period	$(3,327,542)	$(964,462)
Non-working capital adjustments:
Finance expense	2,658	3,862
Share-based compensation	95,464	230,332
Depreciation	10,315	28,649
Shares issued for services	114,545	-
Unrealized foreign exchange loss	192,472	(160,513)
Working capital adjustments:
Change in amount receivables	90,494	(19,655)
Change in trade payables and accrued liabilities	38,410	3,713
Change in deferred revenue	(201,210)	3,485
Change in prepaid expenses	252,334	(86,909)
Change in benefits to employees	(1,872)	721
Net cash used in operating activities	(2,733,932)	(960,777)
Investing activities:
Purchase of property and equipment	(2,311)	(1,014,034)
Disposal of property and equipment	-	1,500
Investment in intangible assets	(425,875)	(877,924)
Net cash used in investing activities	(428,186)	(1,890,458)

Financing activities:
Proceeds from exercise of stock options	-	237,800
Proceeds from public offering, net	3,018,565	-
Proceeds from private placements	-	40,983
Proceeds (repayment of) from long term loan	(34,199)	(34,739)
Net cash provided by financing activities	2,984,366	244,044

Net Decrease in cash	$(177,752)	$(2,607,191)
Effect of foreign exchange rate changes	(31,656)	154,561
Cash at beginning of period	2,392,871	5,509,984
Cash at end of period	$2,183,463	$3,057,354

Supplemental non-cash information
Shares issued for intangible asset in Zigi Carmel acquisition	$-	$37,501,200

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

BYND Cannasoft Enterprises Inc. (the “Company” or “BYND Cannasoft”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, Canada.

The Company currently operates only in Israel and through its subsidiaries (i) develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and its new Cannabis CRM platform, (ii) manages the construction, licensing and operation of a cannabis farm and indoor cannabis growing facility, and (iii) develops the EZ-G device, a unique, patent-pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”) (note 3). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”) (note 3).

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares of the Company. The share exchange agreement was executed and fully completed on September 22, 2022

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

a. Basis of presentation and statement of compliance

  These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

  The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2022, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2022.

b. Basis of Consolidation

  The condensed consolidated interim financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND, Zigi Carmel and B.Y.B.Y.. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. are held by a related party in trust for the Company for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights.

  A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c. Basis of Measurement

  The condensed consolidated interim financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d. Currency of Operation and Currency of Presentation

  The condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency of the Company is Canadian dollars, and the functional currency of its subsidiaries is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the subsidiaries operate.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

e. Significant estimates and assumptions

  The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

  Income taxes

  Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

  Useful lives of property and equipment

  Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

  Convertible debentures

  The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENT (continued)

e. Significant estimates and assumptions (continued)

  Other Significant Judgments

  The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

●	the classification of financial instruments;

●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and

●	the determination of the functional currency of the company.

NOTE 3 – ACQUISITIONS

Acquisition of Zigi Carmel

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

The acquisition of ZC has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured according to the fair value of the common shares given in consideration for the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the common shares given. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued (7,920,000 shares at $5.40 per share)	42,768,000

Fair value of assets and liabilities acquired:
Investments	137,811
Intangible asset – patents pending	42,768,000
Shareholder loan	(137,811)
42,768,000

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “EZ-G” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS (continued)

Acquisition of B.Y.B.Y.

On October 1, 2020, BYND and the former shareholders of B.Y.B.Y. entered into a share exchange agreement, whereby BYND would acquire 74% ownership interest in B.Y.B.Y from the former shareholders in exchange for 54.58% ownership interest in BYND. One of the former shareholders would hold the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights. The share exchange agreement was executed and held in escrow, and the share exchange was fully completed on March 29, 2021.

The acquisition of B.Y.B.Y. has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The fair value of the common shares given in consideration were not readily determinable, the transaction price of the acquisition was measured by the fair value of the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the assets and liabilities assumed. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to 9,832,495 shares issued	840,941

Fair value of assets and liabilities acquired:
Amount receivable	3,759
Intangible asset	850,000
Trade payable and other liabilities	(12,818)
840,941

The intangible asset acquired in the acquisition of B.Y.B.Y. is attributed to the primary growing license for medical cannabis in Israel held by B.Y.B.Y.. The company has determined that the license shall not be amortized, but rather will be tested for impairment at least annually or when there are any further indicators of impairment.

Reverse Takeover of BYND Cannasoft

On December 16, 2019, BYND entered into a Business Combination Agreement (“BCA”) with 1232986 B.C. Ltd. (“NumberCo”), Lincoln Acquisitions Corp. (“Lincoln”) and the shareholders of BYND. Pursuant to the terms of the BCA: (i) Lincoln and NumberCo would amalgamate to form a new company to be named “BYND Cannasoft Enterprises Inc.” (the “Company” or “BYND Cannasoft”), and (ii) the Company would acquire all of the issued and outstanding shares of BYND from its shareholders in exchange for a pro rated number of shares of BYND Cannasoft (the “Share Exchange Transaction” and together with the Amalgamation Transaction, the “Business Combination Transactions”).

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS (continued)

Reverse Takeover of BYND Cannasoft (continued)

On March 29, 2021, the Company issued an aggregate of 18,015,883 common shares to BYND shareholders in consideration for all the 1,761 shares issued and outstanding of BYND. Upon completion of the Share Exchange, BYND became a wholly-owned subsidiary of the Company, and the Company continued to carry out the business operations of BYND.

As a result of the Share Exchange, BYND is deemed to be the acquirer for accounting purposes (“Reverse Takeover”) and therefore its assets, liabilities and operations are included in the consolidated interim financial statements at their historical carrying value, with the operations of the Company being included from March 29, 2021, the closing date of the Reverse Takeover, and onwards.

At the time of the reverse takeover, the Company did not constitute a business as defined under IFRS 3 Business Combination; therefore, the Reverse Takeover of the Company by BYND is accounted for under IFRS 2 Share-based Payments. The transaction price of the acquisition was measured by reference to the fair value of the shares issued in the acquisition because the fair value of the listing service BYND received could not be reliably measured. As a result, the consideration was first allocated to the identifiable assets and liabilities based on their fair values, and the difference between the consideration given to acquire the Company and the fair values of the identifiable assets and liabilities acquired by BYND is recorded as a listing expense to profit and loss. The fair value of the consideration issued to acquire the Company is as follows:

Consideration transferred:	$
Fair value of shares retained by former BYND Cannasoft shareholders (6,269,117 shares at $0.82 per share)	5,140,676
Forgiveness of BYND debt	(276,210)
Total consideration transferred	4,864,466
Fair value of identifiable assets and liabilities acquired:
Cash	494,144
Amount receivable	1
Trade payable and other liabilities	(24,069)
Total net assets acquired	470,076
Listing expense	4,394,390

NOTE 4 – AMOUNTS RECEIVABLES

	September 30, 2023	December 31, 2022
Trades receivable	$118,794	$136,274
Income tax advances	17,773	90,528
Due from shareholders	743	1,002
	$137,310	$227,804

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 5 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is Developing, Patents pending for the EZ-G device (Note 3) as well as the primary growing license for medical cannabis in Israel (Note 3). The Additions for the Software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

The additions for the Patents include the fair value attributed to the Patents upon the acquisition of ZC as well as transaction and other costs in the amount of $221,018.

	Software	License	Patents	Total
Cost
Balance, December 31, 2021	$450,429	$850,000	$-	$1,300,429
Additions	910,197	-	42,961,382	43,871,579
Translation differences	(32,325)	-	-	(32,385)

Balance, December 31, 2022	1,328,301	850,000	42,961,382	45,139,683
Additions	369,771	-	56,104	425,875
Translation differences	(132,405)	-	-	(132,405)

Balance, September 30, 2023	$1,565,667	$850,000	43,017,486	$45,433,153

Accumulated depreciation
Balance, December 31, 2021	$-	$-	-	$-
Depreciation	-	-	-	-
Balance, December 31, 2022	-	-	-	-
Depreciation	-	-	-	-
Balance, September 30, 2023	$-	$-	-	$-

Net book value
At December 31, 2022	$1,328,301	$850,000	42,961,382	$45,139,683
At September 30, 2023	$1,565,667	$850,000	43,017,486	$45,433,153

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Capital Work In Progress	Total
Cost
Balance, January 1, 2022	$31,944	$192,482	$35,414	$390,059	$649,899
Additions	460	-	-	938,175	938,635
Disposals	(1,500)	-	-	-	(1,500)
Translation differences	(1,885)	(11,430)	(2,104)	(27,037)	(42,456)
Balance, December 31, 2022	29,019	181,052	33,310	1,301,197	1,544,578
Additions	5,154	-	831	711	6,696
Disposals	-	-	-	-	-
Translation differences	(2,583)	(15,663)	(2,920)	(86,122)	(107,288)
Balance, September 30, 2023	$31,590	$165,389	$31,221	$1,215,786	$1,443,986

Accumulated depreciation
Balance as of January 1, 2022	$26,794	$150,219	$29,645	-	$206,658
Depreciation	2,399	28,405	2,297	-	33,101
Translation differences	(1,605)	(9,089)	(1,774)	-	(12,468)
Balance, December 31, 2022	27,588	169,535	30,168	-	227,291
Depreciation	1,516	7,099	1,699	-	10,314
Translation differences	(2,438)	(15,002)	(2,689)	-	(20,129)
Balance, September 30, 2023	$26,666	$161,632	$29,178	-	$217,476

Net book value
At December 31, 2022	$1,431	$11,517	$3,142	$1,301,197	$1,317,287
At September 30, 2023	$4,924	$3,757	$2,043	$1,215,786	$1,226,510

During the nine months ended September 30, 2023, depreciation of $1,095 (2022 - $2,012) related to computer and equipment is included in cost of revenue.

As at September 30, 2023 and December 31, 2022 the Company’s Capital work in progress relates to the ongoing investment in the future medical cannabis cultivation facility in Moshav Kochav Michael, Israel which includes permits, design, software development and IT infrastructure.

The Company considered indicators of impairment at December 31, 2022 and 2021. The Company did not record any impairment loss during the years ended December 31, 2022 and 2021.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 7 – TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2023	December 31, 2022
Trades payable	$38,824	$40,241
Due to related parties	72,725	37,094
VAT, income and dividend taxes payable	52,699	43,703
Salaries payable	65,617	70,417
	$229,865	$191,455

NOTE 8– RELATED PARTY TRANSACTIONS BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the nine months ended September 30, 2023 and the nine months ended September 30, 2022 is set out below:

	September 30, 2023	September 30, 2022

salary (cost of sales)	169,905	148,656
consulting (capital work in progress)	-	75,171
salary (intangible asset – software)	138,667	448,850
consulting (professional fees)	164,568	72,000
salary (general and administrative expenses)	476,037	232,500
	$949,177	$977,177

As at September 30, 2023, $743 was owed from shareholders of the company (December 31, 2022– $1,002). Amounts owed were recorded in amounts receivable are non-interest bearing and unsecured.

As at September 30, 2023, $72,725 was owed to directors of the Company (December 31, 2022– $37,094). Amounts due were recorded in accounts payable are non-interest bearing and unsecured.

NOTE 9 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $175,901 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $8,795 (NIS 25,000) was deposited in the bank as security for the loan.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 9 – LONG TERM LOAN (continued)

The activities of the long term loan during the nine month ended September 30, 2023 are as follows:

	September 30, 2023	December 31, 2022
Balance, opening	$135,971	$192,651
Repayments	(34,199)	(46,561)
Interest expense, accrued	2,658	4,977
Translation difference	(11,602)	(15,096)
Balance, ending	92,828	135,971
Less:
Long term loan – current portion	44,635	47,740
Long term loan	$48,193	$88,231

The undiscounted repayments for each of the next three years and in the aggregate are:

Year ended	Amount
December 31, 2023	$13,184
December 31, 2024	44,982
December 31, 2025	34,662
$92,828

NOTE 10 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

a. Plan assets (liability)

Information on the Company’s defined benefit pension plans and other defined benefit plans, in aggregate, is summarized as follows:

	September 30, 2023	December 31, 2022
Defined benefit plan liabilities	$(81,402)	$(86,015)
Less: fair value of plan assets or asset ceiling	-	-
	$(81,402)	$(86,015)

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 10 – EMPLOYEE BENEFITS (continued)

b. Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan assets and the present value of the defined benefit plan obligations:

	September 30, 2023	December 31, 2022
Balance, opening	$(86,015)	$(87,058)
Recognized in profit this year:
Interest costs	(1,404)	(1,964)
Current service cost	(4,302)	(6,023)
Recognized in other comprehensive profit:
Actuary loss for change of assumptions	2,741	3,835
Translation differences	7,578	5,195
Balance, ending	$(81,402)	$(86,015)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

c. Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the year were as follows (expressed as weighted averages):

	September 30, 2023	December 31, 2022
Capitalization rate	2.73%	2.73%
Salary growth rate	0%	0%
Retirement rate	5%	5%

NOTE 11 – SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

As at September 30, 2023 39,643,681 common shares were issued and outstanding.

During the nine months ended September 30, 2023

On January 3, 2023, the Company issued 6,727 common shares to two directors following the vesting of RSU’s.

On April 4, 2023, the Company issued 6,727 common shares to two directors following the vesting of RSU’s.

On April 27, 2023, the Company granted 43,847 RSU’s to two directors, the RSUs will vest over one year.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – SHARE CAPITAL (continued)

On July 4, 2023, the Company issued 10,961 common shares to two directors following the vesting of RSU’s.

On July 19, 2023 the Company issued 1,733,334 common shares at a price of US$1.50 per share following the closing of an underwritten public offering with gross proceeds to the Company of approximately US$2.6 million, before deducting underwriting discounts and other estimated expenses paid by the Company.

On August 8, 2023, the Company granted 27,819 RSU’s to two directors, the RSUs will vest over one year.

During the nine months ended September 30, 2022

On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 common shares at a price of $3.00 per share.

On May 3, 2022, 150,000 stock options were exercised to common shares for total proceeds of

$123,000.

On July 4, 2022 the Company issued 6,727 common shares following the vesting of RSU’s.

On September 20, 2022 140,000 stock options were exercised to common shares for a total proceeds of $114,800.

On September 22, 2022, as part of the acquisition of Zigi Carmel described in note 4, the Company issued 7,920,000 of its common shares to the former shareholder of Zigi Carmel in exchange for all of the issued and outstanding shares of Zigi Carmel.

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

A summary of the stock options outstanding for the nine months ended September 30, 2023 are summarized as follows:

NOTE 11 – SHARE CAPITAL (continued)

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2022	-	-
Granted during the period	895,000	1.16
Exercised during the period	(290,000)	$0.82
Granted during the period	10,000	$6.20
Outstanding at December 31, 2022	615,000	$1.41
Exercisable at December 31, 2022	612,500	$1.39
Granted during the period	10,000	$3.82
Granted during the period	90,000	$1.93
Outstanding at September 30, 2023	715,000	$1.51
Exercisable at September 30, 2023	642,500	$1.44

Additional information regarding stock options outstanding as of September 30, 2023, is as follows:

Outstanding		Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price

250,000	2.50	$0.82	250,000	$0.82
240,000	2.75	$1.22	240,000	$1.22
115,000	3.08	$2.65	115,000	$2.65
10,000	3.75	$6.20	10,000	$6.20
10,000	4.58	$3.82	5,000	$3.82
90,000	4.83	$1.93	22,500	$1.93

715,000	3.02	$1.51	642,500	$1.44

During the year ended December 31, 2021, there were 780,000 stock options granted to the directors and officers of the Company with an exercise price of $0.82 per share. The options are exercisable for a period five years from the grant date and are subject to the following vesting schedule: 25% upon listing of the Company’s shares on the Canadian Stock Exchange, 25% on 90 days thereafter, 25% on 180 days thereafter and the remainder on 270 days thereafter. In addition, 240,000 stock options were granted to a director of the Company with an exercise price of $1.22 per share and 115,000 stock options were granted to a director of the Company with an exercise price of $2.65 per share.

During the year ended December 31, 2022, there were 10,000 stock options granted to a director of the Company with an exercise price of $6.20 per share and 290,000 stock options were exercised to shares.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – SHARE CAPITAL (continued)

During the period ended September 30, 2023, there were 10,000 stock options granted to a director of the Company with an exercise price of $3.82 per share and 90,000 stock options granted to three directors of the Company with an exercise price of $1.93 per share.

As at December 31, 2022, 612,500 of these stock options were vested (September 30, 2023 – 642,500). During the year ended December 31, 2021, the Company recorded $550,517 in share-based payment expense. During the year ended December 31, 2022, the Company recorded $153,909 in share-based payment expense.

During the period ended September 30, 2023, the Company recorded $95,464 in share-based payment expense.

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

	2023	2022
Weighted average fair value of options granted	$1.61	$3.96
Risk-free interest rate	3.76%	3.56%
Estimated life (in years)	5	5
Expected volatility	100.64%	75.91%
Expected dividend yield	0%	0%

NOTE 12 – REVENUE AND DEFERRED REVENUE

	September 30, 2023	September 30, 2022
Software development	$584,037	$568,605
Software license	201,562	212,819
Software supports	38,464	42,440
Cloud hosting	41,237	60,059
Others	8,440	6,963
	$873,740	$890,886

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	September 30, 2023	September 30, 2022
Revenue recognized over time	$672,178	$678,067
Revenue recognized at a point of time	201,562	212,819
	$873,740	$890,886

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – REVENUE AND DEFERRED REVENUE (continued)

	September 30, 2023	December 31, 2022
Deferred revenue, beginning	$219,068	$30,046
Customer payments received attributable to contract liabilities for unearned revenue	17,500	263,404
Revenue recognized from fulfilling contract liabilities	218,710	74,381
Deferred revenue, ending	$17,858	$219,068

The Company derives significant revenues from one customer, which exceeds 10% of total revenues. Revenues earned from that customer were 82% of total revenues for the period ended September 30, 2023 (Nine months ended September 30, 2022 – 85%)

NOTE 13 – COST OF REVENUE

Cost of revenue incurred are comprised of the following:

	September 30, 2023	September 30, 2022
Salaries and benefits	$385,072	$348,884
Software and other	32,306	20,356
Depreciation	1,095	2,012
	$418,473	$371,252

NOTE 14 – SUBSEQUENT EVENTS

On October 23, 2023, the Company issued 24,869 common shares to two directors following the vesting of RSU’s.

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